

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2022

Yang Chong Yi
Chief Executive Officer
Nhale, Inc.
42 Mott Street
4th Floor
New York, NY 10013

      Re: Nhale, Inc.
          Amendment No. 7 to Registration Statement on Form 10-12G
          Filed May 4, 2022
          File No. 000-56324

Dear Dr. Chong Yi:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 7 to Registration Statement on Form 10-12G filed May 4, 2022

Introductory Comment, page v

1.   We note your response to comment 1, as well as your amended disclosure that you are "not currently subject to the HFCAA ruling announced by the PCAOB on December 16, 2021 . . . " (emphasis added). Please revise this statement to disclose that your auditor is not subject to the determinations announced by the PCAOB on December 16, 2021, if true (emphasis added). Please remove your reference to an HFCAA "ruling" as we are unaware of such a ruling. Please make conforming changes to the same sentence on page 7 of the registration statement.

2.   We note your response to comment 3, as well as your amended disclosure. Additionally:

- Please update the risk factor cross-reference on page vi that refers to the deleted risk factor entitled "Our Business is Subject to Numerous Legal and Regulatory Risks that Could Have an Adverse Impact on Our Contemplated Business."

- Please update the risk factor cross-reference on page vi that refers to the revised risk factor previously entitled "Risks Related to the Regulatory Environment."

Risks Related to the Company's Organizational Structure, page 5

3.   We note your response to comment 2, as well as your amended disclosure. In addition:

- Please remove the reference to "China Changjiang Mining & New Energy Co.," as we understand that you are currently organized under the entity Nhale Inc., as you disclose on page ii.

- We note your disclosure that "NHLE does not currently use a VIE structure, but that if you do implement one, there would be substantial legal uncertainties surrounding the related contractual arrangements," as well as your disclosure regarding "your inability to assert contractual control over the assets of our PRC subsidiaries or the VIEs that conduct all or substantially all of your operations" (emphasis added). Please revise such references to "you" and "your" to instead refer to "we" and "our", if true, and make conforming changes throughout the registration statement. Alternatively, please remove this language on page 6 as it appears duplicative of similar disclosure included elsewhere.

- Please revise the reference to "our PRC subsidiaries or the VIEs that conduct . . . " to instead refer to your contemplated PRC subsidiaries or contemplated VIEs that would conduct your operations, if true (emphasis added).

General

4.   We note that your CEO and director Dr. Yang Chong Yi is located in China according to your disclosure on page 16. Please include a separate "Enforceability" section, consistent with Item 101(g) of Regulation S-K, and a risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals (i.e., it will be much more difficult to take these actions).

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Rhonda Keaveney